Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213043

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 8 DATED DECEMBER 20, 2017

TO THE PROSPECTUS DATED APRIL 17, 2017

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 17, 2017 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of January 1, 2018;
•	to disclose the calculation of our November 30, 2017 net asset value (“NAV”) per share for all share classes;
•	to provide an update on the status of our current public offering (the “Offering”); and
•	to describe our pending acquisition of the Canyon Industrial Portfolio.

January 1, 2018 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2018 (and repurchases as of December 31, 2017) is as follows:

Transaction Price (per share)
Class S	$10.5174
Class T	$10.3622
Class D	$10.4141
Class I	$10.5094

The January 1 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2017. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since November 30, 2017 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

November 30, 2017 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2017 along with the immediately preceding month.

The following table provides a breakdown of the major components of our total NAV as of November 30, 2017 ($ and shares in thousands):

Components of NAV	November 30, 2017
Investments in real properties	3,316,643
Investments in real estate related securities	830,203
Cash and cash equivalents	29,696
Restricted cash	137,470
Other assets	24,209
Debt obligations	(2,471,876)
Subscriptions received in advance	(117,739)
Other liabilities	(95,222)
Accrued performance participation allocation	(14,292)
Management fee payable	(1,705)
Accrued stockholder servicing fees (1)	(912)
Non-controlling interests in joint ventures	(23,623)
Net asset value	$1,612,852
Number of outstanding shares	153,465

_______________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of November 30, 2017, the Company has accrued under GAAP $92.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of November 30, 2017 ($ and shares in thousands, except per share data):

	Class S	Class T	Class D	Class I
NAV Per Share	Shares	Shares	Shares	Shares	Total
Net asset value	$1,241,574	$44,750	$31,113	$295,415	$1,612,852
Number of outstanding shares	118,049	4,319	2,988	28,109	153,465
NAV Per Share as of November 30, 2017	$10.5174	$10.3622	$10.4141	$10.5094

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the November 30, 2017 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	7.8%	5.7%
Industrial	7.1%	6.3%
Hospitality	9.7%	9.5%
Retail	7.6%	6.4%

These assumptions are determined by the Adviser, and reviewed  by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

	Hypothetical	Multifamily	Industrial	Hospitality	Retail
Input	Change	Investment Values	Investment Values	Investment Values	Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.5%	+0.9%	+1.8%
(weighted average)	0.25% increase	(1.8%)	(1.4%)	(0.9%)	(1.8%)
Exit Capitalization Rate	0.25% decrease	+2.9%	+2.6%	+1.9%	+2.4%
(weighted average)	0.25% increase	(2.6%)	(2.3%)	(1.8%)	(2.2%)

The following table provides a breakdown of the major components of our total NAV as of October 31, 2017 ($ and shares in thousands):

Components of NAV	October 31, 2017
Investments in real properties	$2,573,909
Investments in real estate related securities	758,837
Cash and cash equivalents	34,085
Restricted cash	102,285
Other assets	25,464
Debt obligations	(1,858,569)
Subscriptions received in advance	(94,089)
Other liabilities	(55,287)
Accrued performance participation allocation	(12,854)
Management fee payable	(1,546)
Accrued stockholder servicing fees (1)	(853)
Non-controlling interests in joint ventures	(9,126)
Net asset value	$1,462,256
Number of outstanding shares	139,271

________________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of October 31, 2017, the Company has accrued under GAAP $83.2 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of October 31, 2017 ($ and shares in thousands, except per share data):

	Class S	Class T	Class D	Class I
NAV Per Share	Shares	Shares	Shares	Shares	Total
Net asset value	$1,134,193	$34,973	$20,806	$272,284	$1,462,256
Number of outstanding shares	107,958	3,377	1,998	25,938	139,271
NAV Per Share as of October 31, 2017	$10.5060	$10.3549	$10.4114	$10.4973

Status of our Current Public Offering

As of the date hereof, we had issued and sold 169,810,034 shares of our common stock (consisting of 129,787,710 Class S shares, 5,615,425 Class T shares, 3,946,583 Class D shares, and 30,460,316 Class I shares) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.

Pending Acquisition of the Canyon Industrial Portfolio

On December 19, 2017, we entered into a purchase agreement (the “Purchase Agreement”) to acquire a 22 million square foot industrial portfolio (the “Portfolio”). The Portfolio will be acquired from Cabot Industrial Value Fund IV, L.P. and Cabot Industrial Value Fund IV Manager, Limited Partnership, each a third-party (collectively, the “Seller”), for approximately $1.8 billion, excluding closing costs. The Portfolio consists of 146 industrial properties primarily concentrated in Chicago (18% of November 2017 base rent), Dallas (12%), Baltimore/Washington, D.C. (12%), Los Angeles/Inland Empire (7%), South/Central Florida (7%), New Jersey (7%), and Denver (6%).

We believe the Portfolio’s markets benefit from attractive fundamentals. Industrial vacancy across the Portfolio’s markets has continued to decline over the past seven years and is currently just 4.6%, while rents across the Portfolio’s markets have increased 5.7% year-over-year. The continued market rent growth in the Portfolio’s markets resulted in rents on new leases exceeding rents on expiring leases by 9% in the Portfolio during the third quarter of 2017. We believe the Portfolio will further benefit from these attractive fundamentals as the Portfolio is currently only 90% leased versus average occupancy in the Portfolio’s markets of 95%.

The Portfolio is leased to 377 tenants including e-commerce and logistics companies such as Amazon, FedEx, and DHL as well as Coca-Cola, Fiat Chrysler, and the U.S. Government.  As of November 30, 2017, the Portfolio had a 4-year weighted average lease life with no more than 16% of square footage expiring in a single year and no single tenant occupying 5% or more of the Portfolio’s aggregate square footage. The properties in the Portfolio face competition from similarly situated properties in and around their respective submarkets.

The following table provides an overview of the Portfolio:

			As of November 30, 2017
Submarket	Square Footage (in thousands)	Number of Properties	Occupancy	Average Effective Annual Base Rent Per Leased Square Foot(1)
Chicago	4,091	24	84%	$4.65
Dallas	3,223	24	87%	$4.01
Baltimore/D.C.	1,864	19	95%	$6.03
LA/Inland Empire	1,118	12	100%	$5.66
South/Central Florida	1,121	10	99%	$5.60
Denver	1,069	7	100%	$5.04
New Jersey	945	8	100%	$6.74
Other	8,287	42	88%	$3.86
Total	21,718	146	90%	$4.62

_______________

(1)

Average effective annual base rent per leased square foot is determined from the annualized November 2017 base rent per leased square foot and excludes tenant recoveries, straight-line rent and above-below market lease amortization.

The table below sets forth certain historical information with respect to the occupancy rate at the Portfolio, expressed as a percentage of total gross leasable area, and the average effective annual base rent per leased square foot.

As of December 31,	Number of Properties in the Portfolio	Weighted Average Occupancy(1)	Average Effective Annual Base Rent per Leased Square Foot(1)(2)
2013	12	99%	$4.09
2014	48	95%	$4.16
2015	83	91%	$4.41
2016	125	92%	$4.39

_______________

(1)

The Seller acquired or developed the properties in the Portfolio during the years 2013 through 2017 and did not possess the weighted average occupancy or average effective annual base rent per leased square foot for any properties prior to its acquisition or development of such properties. As such, we have presented the weighted average occupancy and average effective annual base rent per leased square foot for properties from the date of acquisition or development by Seller or where Seller had a certificate of occupancy as of December 31 of the applicable year.

(2)

Average effective annual base rent per leased square foot is determined from the annualized December base rent per leased square foot of the applicable year and excludes tenant recoveries, straight-line rent and above-below market lease amortization.

The Seller had acquired or developed a majority of the Portfolio, 125 of the 146 properties, by December 31, 2016. As such, below is the weighted average occupancy and average effective annual base rent per leased square foot on a same property basis for these 125 properties.

As of	Number of Properties in the Portfolio	Weighted Average Occupancy	Average Effective Annual Base Rent per Leased Square Foot(1)
December 31, 2016	125	92%	$4.39
November 30, 2017	125	93%	$4.55

_______________

(1)

Average effective annual base rent per leased square foot is determined from the annualized December base rent per leased square foot for 2016 and the annualized November base rent per leased square foot for 2017 and excludes tenant recoveries, straight-line rent and above-below market lease amortization.

The following table sets forth certain information with respect to the expiration of leases currently in place at the Portfolio through November 30, 2017. As leases expire, we believe the Portfolio will benefit from the attractive fundamentals in the properties’ markets.

Year	Number of Leases Expiring	Approximate Gross Leasable Area of Expiring Leases (Square Footage in Thousands)	% of Total Gross Leasable Area Represented by Expiring Leases	Total Annual Base Rental Income of Expiring Leases ($ in Thousands)(2)	% of Total Annual Base Rental Income Represented by Expiring Leases(2)
2017(1)	19	1,284	7%	4,580	5%
2018	74	2,066	11%	10,627	12%
2019	70	2,427	12%	11,515	13%
2020	66	3,198	16%	15,581	17%
2021	52	2,541	13%	12,477	14%
2022	42	1,822	9%	9,240	10%
2023	12	1,320	7%	5,065	6%
2024	10	688	4%	4,203	5%
2025	12	1,152	6%	4,991	6%
2026	6	872	4%	3,487	4%
2027	10	1,172	6%	5,918	7%
Thereafter	4	1,017	5%	2,754	3%

_______________

(1)	For the period December 1, 2017 to December 31, 2017.
(2)

Amounts are calculated based on the November 2017 base rent for leases in place on November 30, 2017. Such amounts exclude tenant recoveries, straight-line rent and above-below market lease amortization.

The properties in the Portfolio are all owned fee simple and will continue to be utilized as industrial properties and the properties are suitable for their intended purposes with no plans for significant renovation or improvement.

We believe that the Portfolio is adequately covered by insurance. Real estate taxes assessed on the Portfolio for the most recent tax fiscal year were approximately $18.7 million. The amount of real estate taxes assessed was equal to the Portfolio’s assessed value multiplied by an average tax rate of 2.1%. The purchase price, including closing costs, of the Portfolio will be used in approximating the federal tax basis. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and improvements based upon estimated useful lives of 40 years and furniture, fixtures, equipment and site improvements based upon estimated useful lives of 5 to 10 years.

The acquisition of the Portfolio is expected to be funded through a combination of cash on hand (which primarily consists of proceeds from the Offering), property-level debt and borrowings under the Company’s Line of Credit. The property-level debt is still being negotiated with potential lenders and detailed terms have not been agreed upon at this time.

Pursuant to the Purchase Agreement, BREIT OP has provided a guaranty with respect to the $125.0 million termination fee required upon termination of the Purchase Agreement due to a default by the purchaser under the Purchase Agreement, subject to certain exceptions and the other terms and conditions more particularly set forth therein.

We plan to engage the Seller’s sponsor to provide certain services for the Portfolio for a fee and an incentive compensation arrangement, which will be finalized in connection with closing.

We expect the closing of the acquisition of the Portfolio to occur in March or April 2018, subject to a number of closing conditions. There is no assurance that we will close the acquisition of the Portfolio on the terms described above or at all.